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02002748

January 23, 2002

SUPPL

BY HAND DELIVERY

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Wanadoo
Information Pursuant to Rule 12g3-2(b)
File No. 82-5150

Dear Sir or Madam,

On behalf of Wanadoo and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, please find enclosed (i) a press release dated January 22, 2002 announcing Wanadoo's revenues for the period ended December 31, 2001; (ii) a press release dated January 22, 2002 announcing Wanadoo and France Telecom's decision to restructure their activities involving internet solutions for businesses; and (iii) a press release dated January 22, 2002 announcing Wanadoo's launch of fee-based multiplayer online games.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at 011-33-1-5389-7000 should you have any questions.

Very truly yours,

Robert Ellison

cc: Olivier Fauqueux
Wanadoo

dlw 1/28

PADOCS01/187262.1

82-5150

wanadoo

www.wanadoo.com

Paris, le 22 janvier 2002

Wanadoo Exceeded Six Million Active Subscribers in 2001 as Revenues Climbed 41 Percent

Wanadoo, a European leader in Internet and directories, projects positive EBITDA for full-year 2002.

Wanadoo had consolidated revenues of 466 million euros for fourth quarter 2001 (period from October 1, 2001 to December 31, 2001), an increase of 33 percent over the same period in 2000. Wanadoo's revenues for full-year 2001 totaled 1,562 million euros, up 41 percent over 2000. On a proforma basis using a comparable scope of consolidation (not including Freeserve and Indice Multimedia, consolidated as of March 1, 2001 and April 1, 2001, respectively), Wanadoo posted revenue growth of 29 percent. Wanadoo tripled revenues from activities outside of France in 2001 compared with the previous year.

Commenting on these results, Nicolas Dufourcq, Chairman and CEO of Wanadoo, said:
"In a year that saw markets question the future of the Internet, Wanadoo clearly demonstrated that the Internet is indeed a reality, ending the year with three million customers in France and double that number for all of Europe. This performance augurs well for 2002 as Wanadoo promotes widespread take-up of broadband services, coupled with excellence at every level of our operations to better serve our customers. We expect an increase in the number of advertisers on our Internet directories and will see confirmation of the successful integration of Freeserve and Indice Multimedia, with a growing number of high value-added customers."

Press Release

Wanadoo
Groupe France Télécom
Direction de la Communication
Direction de l'information

48 rue Camille Desmoulins
92 130 Issy-les-Moulineaux

Téléphone : 01 44 44 93 93
Télécopie : 01 44 44 80 34
e-mail : dircom@wanadoo.com

Consolidated Operating Revenues for 12 Months Ended December 31, 2001

(in millions of euros)	2000 (1)	2001	Change	On a proforma basis (2)
Internet Access, Portals, e-Merchant ***of which International* (3)**	**360** ***61***	**715** ***181***	**+99%** ***+198%***	**+72%** ***+38%***
Internet Access	276	563 (4)	+104%	+79%
Portals	63	115 (5)	+83%	+37%
e-Merchant	21	37	+73%	+73%
Directories and Business Services (3)	**751** ***8***	**848** ***51***	**+13%** ***n.m.***	**+9%** ***n.m.***
Directories	741	837 (6)	+13%	+9%
Business services	10	11	+25%	+25%
Other	0	(1)	n.m.	n.m.
Total Wanadoo revenues ***of which international* (3)**	**1111** ***69***	**1562** ***232***	**+41%** ***+236%***	**+29%** ***+52%***

(1) Pro forma figures
(2) Excluding Freeserve and Indice Multimedia
(3) U.K., Spain, the Netherlands, Belgium and Morocco for Internet Access, Portals and e-Merchant activities, and Spain and Brazil for Directories
(4) Including 68 million euros in revenues from Freeserve Internet access service for ten months (March-December 2001)
(5) Including 29 million euros in revenues from Freeserve portals activities for ten months (March-December 2001)
(6) Including 31 million euros in revenues from Indice Multimedia for nine months (April-December 2001)

Internet Access, Portals, e-Merchant sites: over half a million broadband subscribers in Europe

The segment comprising Internet Access, Portals and e-Merchant had revenues of 233 million euros for the fourth quarter of 2001, an increase of 66 percent over fourth quarter 2000. Full-year 2001 revenues for this segment totaled 715 million euros, up 99 percent over 2000. On a proforma basis using a comparable scope of consolidation (i.e. excluding Freeserve, which was consolidated as of March 1, 2001), revenues jumped 72 percent for this segment, with 38 percent of this growth coming from Internet activities outside of France. This international business represented 25 percent of revenues for the segment in 2001.

The segment comprising Internet Access, Portals and e-Merchant accounts for 46 percent of Wanadoo's consolidated revenues, up 32 percent on 2000.

Growth in revenues from the Internet Access, Portals and e-Merchant businesses derived from the following factors:

- **A strong rise in the number of subscribers to Wanadoo's high-speed services in Europe,** representing 545,000 customers at end December 2001, compared with only 143,000 customers at the end of 2000. High-speed subscribers represented 9 percent of Wanadoo's total active customers in Europe at year-end, up from 5.8 percent at end December 2000. At December 31, 2001, Wanadoo had 415,000 *subscribers to high-speed services in France,* including 370,000 for its ADSL broadband service.

- **Renewed growth of Freeserve's subscriber base in the United Kingdom.** Freeserve had 2.244 million active subscribers at end December 2001, compared with 2.078 million at end September 2001. This represents an increase of 166,000 customers in the last quarter of 2001. The number of subscribers to Freeserve pay services via low-speed connections rose from 386,000 at end December 2000 to 643,000 at the end of December 2001, representing 29 percent of the total.

- **Ongoing growth in the number of active subscribers to Wanadoo services in France and the rest of continental Europe.** In France, Wanadoo had three million active subscribers at December 31, 2001, up from 1.83 million at end December 2000. For the rest of continental Europe, the active subscriber base rose from 610,000 at end December 2000 to 822,000 at end December 2001. Wanadoo added subscribers in all its markets. Spain had 413,000 active subscribers at end December 2001, compared with 320,000 at end December 2000. The Netherlands had 300,000 subscribers at end December 2001, compared with 220,000 at end December 2000, and the subscriber base in Belgium increased from 63,000 at end December 2000 to 99,000 at end December 2001.

Wanadoo continued to grow its audience during the fourth quarter of 2001, reaching 1.288 billion pages viewed in December 2001, compared with 1.112 billion in September 2001. For full-year 2001, Wanadoo's Portal businesses in Europe recorded revenues of 115 million euros. This figure includes 48 million euros from online advertising and 67 million euros from content production.

Directories and Business Services: 645,000 advertisers in Europe, nearly one-third on the Internet

The Directories and Business services segment had consolidated revenues of 234 million euros for the fourth quarter of 2001, up 11 percent over third quarter 2000. For full-year 2001, revenues from this segment were up 13 percent over 2000, reaching 848 million euros. On a proforma basis using a comparable scope of consolidation (not including Indice Multimedia, which was consolidated as of April 1, 2001), full-year 2001 revenue growth for the segment was 9 percent.

At December 31, 2001, Wanadoo's directories (Minitel 3611, Kompass, Pages Jaunes print directories, pagesjaunes.fr, QDQ and QDQ.com) had a total of 645,000 paying advertisers in Europe.

Revenues from online directories (advertising and site creation, including both Minitel and Internet) advanced 18 percent compared with the end of 2000.

The main drivers behind this double-figure growth in revenues were:

- **Confirmed success in France for the Web version of the Pages Jaunes directory service.** Of the 540,000 advertisers in different Pages Jaunes media in France, the number of Internet advertisers totaled 201,660 at December 31, 2001, up from 135,000 at end December 2000. Revenues from advertising on Internet directories in France were up 150 percent in 2001 versus the previous year.
- **In Spain, Indice Multimedia enjoyed sustained growth.** Indice Multimedia had revenues of 30.5 million euros for 9 months in 2001, with 105,000 paying advertisers at end December 2001.

Growth in Wanadoo Key Indicators
December 2000 — December 2001

Division	Indicator	End Dec. 2000	End Dec. 2001	Change
Internet Access (1)	Active customers (in millions)	2.44	**6.067 (2)**	+149%
Portals (3)	Pages viewed (in millions per month)	528	**1.288**	+144%
e-Merchant	Orders per month on alapage.com	83,000	**201,833**	+143%
Directories	Advertisers on pagesjaunes.fr	135,000	**201,660**	+49%

(1) Consolidated scope included France, Belgium, Morocco, the Netherlands and Spain at end December 2000, and the U.K. at end December 2001.
(2) Including active subscribers to Freeserve in last 30 days.
(3) Portals in France, not including kompass.fr and Ridingzone in December 2000, including the U.K. in December 2001.

About Wanadoo

Wanadoo S.A., a subsidiary of France Telecom, is one of Europe's leading Internet and Directories companies with 6 million active subscribers and 645,000 local advertisers as of December 31, 2001. Wanadoo S.A. is a leading Internet media services provider in France and the U.K., 2 of the 3 biggest European Internet markets, and is also present in Spain, the Netherlands and Belgium. Wanadoo S.A. is expanding its Internet operations through, amongst others, high speed Internet access with 545,000 cable and ADSL subscribers and through online directories with 201,000 online advertisers amongst SMEs. Further information on Wanadoo can be found on the company's web site at: www.Wanadoo.com.

With Wanadoo, France Telecom is building a European leader in the Internet and directories.

Investor Relations
Vincent Gouley
Tél : 01 58 88 75 68
E-mail : vincent.gouley@wanadoo.com

wanadoo

www.wanadoo.com

Paris, January 22, 2002

Wanadoo redefines its portfolio of Business services and acquires directory operations of France Telecom Intelmatique

Wanadoo redefines its portfolio of Business services.

Wanadoo and France Telecom have decided to restructure their activities involving Internet solutions for businesses.

Wanadoo will transfer Wanadoo Services Pro to France Telecom. This unit creates and integrates large corporate websites, and also provides basic website hosting for French sites. The activities transferred represented about 0.7 percent of Wanadoo's consolidated revenues in 2001.

The transaction does not include creation of websites for SMEs (Small and Medium Enterprises), which is managed by Wanadoo's Pages Jaunes subsidiary.

Wanadoo has also enhanced its domain name registration activity and will now manage all registrar operations for the entire France Telecom group.

This transfer benefits both Wanadoo and France Telecom.

In its business solutions market, Wanadoo will now be able to focus on providing Internet access, creating basic websites, registering domain names, and developing value-added services linked to Internet access. It will continue to market a full range of advertising solutions for its Pages Jaunes directories and different portals. Wanadoo is the leading ISP for SMEs customers in France, with nearly 600,000 customers. The company is also the leader in directory advertising, with 540,000 small business advertisers.

The move will further strengthen France Telecom's leadership in website hosting, with a unified range of solutions for both pooled hosting and hosting for complex sites. The transfer will at the same time create an integrated platform of competencies that encompasses the development of institutional, merchant and internal websites for enterprises. This puts France Telecom in a unique position to provide corporate customers with a one-stop source for all the solutions needed to deploy successful e-business initiatives.

Press Release

Wanadoo
Groupe France Télécom
Direction de la Communication
Direction de l'information

48 rue Camille Desmoulins
92 130 Issy-les-Moulineaux

Téléphone : 01 44 44 93 93
Télécopie : 01 44 44 80 34
e-mail : dircom@wanadoo.com

SA au capital de 4 098 453 604 e · 380 129 866 RCS Paris

Wanadoo subsidiary Pages Jaunes acquires directory businesses of France Telecom Intelmatique

Within the scope of a restructuring of the France Telecom group's directory businesses, the management of services providing access to French and foreign directory databases (online and on request) has been transferred from France Telecom Intelmatique to Pages Jaunes, a subsidiary of Wanadoo.

These services are marketed to national and international directory information services. They currently provide real-time access to directory information in 23 countries (Europe, the United States, Canada and Australia), representing approximately 380 million subscribers. In 2001 the services responded to more than 75 million requests for information and generated revenues of approximately 15 million euros.

This acquisition will enable Pages Jaunes to develop these activities in the directories market in France and internationally.

About Wanadoo

Wanadoo S.A., a subsidiary of France Telecom, is one of Europe's leading Internet and Directories companies with 6 million active subscribers and 645,000 local advertisers as of December 31, 2001. Wanadoo S.A. is a leading Internet media services provider in France and the U.K., 2 of the 3 biggest European Internet markets, and is also present in Spain, the Netherlands and Belgium. Wanadoo S.A. is expanding its Internet operations through, amongst others, high speed Internet access with 545,000 cable and ADSL subscribers and through online directories with 201,000 online advertisers amongst SMEs. Further information on Wanadoo can be found on the company's web site at: www.Wanadoo.com.

With Wanadoo, France Telecom is building a European leader in the Internet and directories.

Investor Relations
Vincent Gouley
Tél : +33 1 58 88 75 68
E-mail : vincent.gouley@wanadoo.com

wanadoo

www.wanadoo.com

Paris, France, January 22th, 2002

Wanadoo launches its first European Massively Multiplayer Online Game with subscription : Dark Age of Camelot.

This launch marks, for Wanadoo, a new era in the distribution of fee-based subscription content on the internet. Wanadoo assessed massively multiplayer online games as one of the first contents for which internet users were ready to pay, and the previous successes of massively multiplayer online games such as Everquest and Ultima Online proved the viability of such an economic model based on subscription.

Wanadoo's strategy in the field of massively multiplayer games started with the free release and exploitation of "The 4th Prophecy" . The main objective was to study the market while offering a large number of internet users the opportunity to discover massively multiplayer online games (MMOG) and acquire experience in domains such as community management, exploitation and marketing. With more than 200,000 players registered and 120,000 playing an average of 15 hours a month, "The 4th Prophecy" is the leading MMOG in Europe.

After asserting its experience in this field and the loyalty of a large community of players, Wanadoo now launches a subscription-based massively multiplayer online game: "Dark Age of Camelot", first in France on January 21st, 2002, and then in Germany and the UK on February 1st, 2002.

The CD-Rom of the game will be released using specialised and regular distribution networks for 34.95 € with a free month included followed by a subscription fee : 1 month/10 € or 3 months/27 € or 6 months/50 €.. Payments are adapted to each country's habits : in France, the net surfers can pay with cash cards, in the UK with the Switch or the Solo card, in Germany thanks to ELV (Electronisches Lastschriftverfahren) ; Visa and Eurocard/Mastercard payment is equally proposed available in each country.

In order to offer the best support for all the countries involved in this process, Wanadoo developed a secured interface for subscription administration, offering specific payment methods.

"Dark Age of Camelot" is a second generation 3D MMOG developed by Mythic Entertainment, Inc. Mainly inspired by King Arthur myths, it offers a vast and colourful world to explore.

Communiqué de Presse

Wanadoo
Groupe France Télécom
Direction de la Communication
Direction de l'information
48 rue Camille Desmoulins
92 130 Issy-les-Moulineaux
Téléphone : 01 44 44 93 93
Télécopie : 01 44 44 80 34
e-mail : dircom@wanadoo.com

Massively multiplayer online games allow several thousand of players to play simultaneously. Exclusively playable online, those universes are persistent and forever evolving, even when the player logs out.

About Mythic Entertainement

Mythic Entertainment is the developer and publisher of the award winning Dark Age of Camelot, the massively multiplayer online role-playing game which is currently the fastest selling MMORPG to date. Headquartered in Fairfax, Virginia, Mythic has been creating online games exclusively since 1996. Mythic's titles include some of the most popular online-only games of all time: Spellbinder: The Nexus Conflict™, Aliens Online™, Starship Troopers: Battlespace™, Silent Death Online™, Rolemaster: Magestorm™, Darkness Falls™, Darkness Falls: The Crusade™, Splatterball™, Godzilla Online™, and Dragon's Gate™.

About Wanadoo

Wanadoo S.A., a subsidiary of France Telecom, is one of Europe's leading Internet and Directories companies with 6 million active subscribers and 645,000 local advertisers as of 30 September, 2001. Wanadoo S.A. is a leading Internet media services provider in France and the U.K., 2 of the 3 biggest European Internet markets, and is also present in Spain, the Netherlands and Belgium. Wanadoo S.A. is expanding its Internet operations through, amongst others, high speed Internet access with 545,000 cable and ADSL subscribers and through online directories with 201 000 online advertisers amongst SMEs. Further information on Wanadoo can be found on the company's web site at: www.Wanadoo.com.

Wanadoo is a leading brand on the online game market via 2 subsidiaries:

- WANADOO EDITION regarding production, edition and distribution of video games and entertainment programs on consoles, CD-Roms and the Internet. Its strategy focuses on 3 points: designing games for any platform type, editing all kinds of video games, and relying on a powerful international distribution scheme.
- GOA.com, the leading online game Website in France which gathers a community of 1 millions gamers. Its success holds it to the variety of games available - more than a hundred including The 4th Prophecy - its community spirit and quality service provision.

Investor Relations
Vincent Gouley
Tél : +33 1 58 88 75 68
E-mail : vincent.gouley@wanadoo.com